Exhibit 99.1

SuperCom Ltd. Announces Pricing of Public Offering of Ordinary Shares

Herzliya, Israel & New York, NY, June 18, 2015 – SuperCom Ltd. (NASDAQ: SPCB) (“SuperCom” or “the Company”), a provider of secure solutions for e-Government, Public Safety, HealthCare, and Finance sectors, today announced the pricing of an underwritten public offering of 2,100,000 shares of its ordinary shares at a price to the public of $12.00 per share for total gross proceeds, before underwriting commissions and offering expenses, of $25,200,000. The offering is expected to close on or about June 23, 2015, subject to customary closing conditions. SuperCom has granted the underwriters a 30-day option to purchase up to 315,000 additional shares of ordinary shares to cover overallotments, if any.

Cowen and Company, LLC is acting as sole book-runner for the offering, and B. Riley & Co., LLC, Craig-Hallum Capital Group LLC and Feltl and Company, Inc. are acting as co-managers.

The Company intends to use the net proceeds from this offering for general corporate purposes, including working capital. The Company may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement its business, although the Company has no present commitments or agreements to enter into any acquisitions or investments.

A shelf registration statement on Form F-3 relating to the public offering of the shares of ordinary shares described above was filed with the Securities and Exchange Commission (“SEC”) and was declared effective on July 25, 2014. A preliminary prospectus supplement relating to the offering was filed with the SEC on June 17, 2015 and is available on the SEC’s website located at http://www.sec.gov. Copies of the final prospectus supplement and accompanying prospectus relating to the offering may be obtained, when available, from Cowen and Company, LLC, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, Attn: Prospectus Department, or by calling (631) 274-2806.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About SuperCom

Since 1988, SuperCom has been a global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers an all-in-one field-proven RFID and mobile technology through its proprietary M2M suite of hybrid hardware and software components, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

Investor Relations Contacts	Company Contact:
Brett Maas / Rob Fink	Ordan Trabelsi, President North America
Hayden IR	Tel: 1 212 675 4606
(646) 536.7331 / (646) 415.8972	ordan@supercom.com
brett@haydenir.com / rob@haydenir.com

Legal Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “projects”, “estimates”, “plans”, and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For more information concerning factors that could cause actual results to differ from those expressed or forecasted, see disclosures contained in the Company’s public filings with the SEC including, the “Risk Factors” section of the Company’s most recent filings and in the prospectus supplement for this offering. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.